This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 400, 534 – 17th Ave. S.W.
Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about January 23, 2006

Item 3.	News Release

January 23, 2006 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Updates Arakamu-1 Operations, Signs Agreements to Assume
Working Interests in Three
Separate Taranaki Permits in New Zealand,

Agreements with Bridge Petroleum Ltd., Westech Energy (New Zealand) and

ROC Oil (New Zealand) Pty Limited

Position TAG as operator in three Taranaki permits totaling 25,219 Acres

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) Drew Cadenhead, CEO announced today that TAG Oil reached target depth in the Arakamu-1 (formerly known as the Eltham-1) well, with the Ensign Rig # 19 in New Zealand’s Taranaki Basin on the North Island.

In addition Mr. Cadenhead announced that TAG Oil has signed Agreements (Deeds of Assignment and Assumption) with Denver-based companies Bridge Petroleum and Westech Energy, and Australian-based company ROC Oil to assume 100% of each of their working interests in three separate onshore Taranaki Permits.

Item 5. Full Description of Material Change

Calgary, Alberta – January 23, 2006 – TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) Drew Cadenhead, CEO announced today that TAG Oil reached target depth in the Arakamu-1 (formerly known as the Eltham-1) well, with the Ensign Rig # 19 in New Zealand’s Taranaki Basin on the North Island. “Although good quality oil and gas shows were recorded in the wellbore, no significant reservoir zones were encountered. The well, therefore, has been plugged and abandoned” said Mr. Cadenhead. “We are encouraged by the high quality oil shows while drilling, we know we're in a good hydrocarbon area and believe that thicker sandstones in this area will prove successful.”

In addition Mr. Cadenhead announced that TAG Oil has signed Agreements (Deeds of Assignment and Assumption) with Denver-based companies Bridge Petroleum and Westech Energy, and Australian-based company ROC Oil to assume 100% of each of their working interests in three separate onshore Taranaki Permits. The agreements were signed in exchange for granting a Gross Over-Riding Royalty position to each company in the respective Permits.

Working Interests will be:
PEP 38745: 66.6% TAG is operator
PEP 38732: 100% TAG is operator
PEP 38767: 100% TAG is operator

Gross acreage covered under the agreements total 25,219-acres (net 20,974-acres). This transaction is subject to New Zealand Government approval. Approval of this transaction will increase TAG’s holdings in New Zealand to a total of 4,063,706 gross acres (1,515,305 net)

Commenting on the agreements, Mr. Cadenhead noted “Following on the heels of our SuppleJack discovery, we are pleased to continue to build our land base within the core of our focus areas."

TAG Oil is taking over as operator of all three permits, controlling the pace of operations and assuming all technical work within the permits. This acreage is situated very close to and/or adjoining the existing TAG land base, and gives the company more acreage offsetting new discoveries like SuppleJack.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration company with a well-balanced portfolio of world-class assets in and around the Canterbury and Taranaki basins of New Zealand. This regional focus supports the Company's mandate to explore in countries with low political risk and low government taxation, through the establishment of a portfolio of both high risk/high reward exploration projects and low risk/moderate reward acreage in producing basins. With exploration permits totaling 4,052,891 gross acres (net 1,500,330) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

TAG Oil trades on the TSX Venture Exchange (TSX-V) with the ticker symbol TAO, and on the OTCBB with the symbol TAGOF. More information is available on the Company’s website at: www.tagoil.com.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements are set forth in filings that the

Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Media Contact:
Jeanette Long
jlong@mcorpmail.com
1-866-526-2650, ext. 710

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None
Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 682-6496

Item 9.	Date of Report

January 23, 2006

“Garth Johnson”
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia